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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934



For the month of November, 2005.                  Commission File Number: 1-9059






                            BARRICK GOLD CORPORATION
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                              (Name of Registrant)


                          BCE PLACE, CANADA TRUST TOWER
                           161 BAY STREET, SUITE 3700
                                  P.O. BOX 212
                             TORONTO, CANADA M5J 2S1
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              (Address of Registrant's principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______________.

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                       Documents Incorporated by Reference


The Material Change Report dated November 9, 2005 (Exhibit 1 of this Form 6-K) furnished to the Commission on November 10, 2005, is incorporated by reference into the Registrant's registration statement on Form F-3 (No. 333-14148).

The Material Document dated November 9, 2005 (Exhibit 2 of this Form 6-K), containing the Bid Support and Purchase Agreement, dated October 30, 2005, between Barrick Gold Corporation and Goldcorp Inc., furnished to the Commission on November 10, 2005, is incorporated by reference into the Registrant's registration statement on Form F-3 (No. 333-14148).






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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Barrick Gold Corporation, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           BARRICK GOLD CORPORATION
                                           (Registrant)


                                           By: /s/ Sybil E. Veenman
                                               ---------------------------------
                                               Sybil E. Veenman
                                               Vice President, Assistant General
                                               Counsel and Secretary

Date: November 10, 2005



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